EXHIBIT 99

CERTAIN RISK FACTORS WHICH MAY IMPACT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Our business plan relies on market acceptance of our OPEX system, which has not been commercially launched, to increase our revenues.

While we are presently engaged primarily in voice brokerage, our business plan calls for OPEX to be a major contributor to our success. We must continue to grow our revenues through our existing services and by gaining market acceptance of our OPEX system when it is commercially launched. When our OPEX system is commercially launched which we anticipate will occur during the first half of 2006, we must gain market acceptance of the OPEX system with our existing customers as well as other professional options traders to achieve acceptable revenue growth. However, OPEX might not be successful when it is launched. Our failure to fully launch OPEX would have a material negative effect on our financial prospects.

Our history of operating losses in our current business and our plan to enter a new line of business may make it difficult for you to evaluate our business and your investment.

We have had a history of operating losses through 2004 and we may have operating losses in the future. Our accumulated deficit was approximately $8.1 million at September 30, 2005. Our auditors have included an explanatory paragraph in their Report included in our audited financial statements for the years ended December 31, 2004 and 2003, which are contained in the prospectus included in our registration statement on Form SB-2, to the effect that our significant losses from operations raise substantial doubt about our ability to continue as a going concern. Because these losses were sustained in the businesses in which we are now engaged, and we currently intend to enter into a new line of business through the launch of our OPEX offering, you may find it difficult to evaluate our business and its prospects.

Our quarterly financial results will continue to fluctuate making it difficult to forecast our operating results.

Our quarterly operating results have fluctuated in the past and we expect our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are beyond our control, including:

o variability in demand and usage for our product and services. For example, to the extent that market demand for OTC energy products and derivatives is reduced, our revenues will decrease accordingly; and

o governmental regulations affecting the use of the Internet in general, and electronic messaging in connection with financial transactions in particular. We rely on electronic messaging in conducting our business. Any future regulations which prohibit electronic messaging in effecting financial transactions, or which otherwise impose additional requirements on the form, content or retention of electronic messaging, could significantly increase our cost of doing business.

We have historically lost money and our losses may continue in the future, which may cause us to curtail our current operations and our development and implementation of OPEX.

We have incurred losses through fiscal 2004 and have since been profitable. We may again operate at a loss in the future and we cannot assure you that we will be successful in maintaining positive cash flow and profitable operations. Accordingly, our ability to operate our current business and implement OPEX may be hampered by negative cash flows and liquidity problems in the future, and the value of our stock may decline as a result. In the past, we suspended the development and implementation of OPEX for a year, in part because of our negative cash flow.

Our pricing model for OPEX services is unproven and may be less than anticipated, which may harm our gross margins.

The pricing model of our OPEX services may be lower than expected as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments or otherwise. Our pricing model depends on the specific requirements of the order, purchase volumes, the sales and service support and other contractual agreements. We expect to experience pricing pressure and anticipate that the average selling prices and gross margins for our products may decrease over product life cycles. We may not be successful in developing and introducing on a timely basis new products with enhanced features and services that can be sold at higher gross margins.

The terms of the employment agreement with our new Chief Executive Officer may erode our profitability and dilute the price our shareholders could receive in the event another company acquires us.

We believe that the employment arrangement with our new Chief Executive Officer, Kevin Cassidy, may decrease our profitability and cash flows from operating activities if our revenues decrease or if we are unable to increase our revenues in an amount sufficient to cover the additional cash and stock-based compensation we will pay to Kevin Cassidy. Kevin Cassidy's fixed compensation will gradually increase from $215,000 we paid him as a consultant to $350,000 by 2009. Also, Kevin's Cassidy's compensation agreement provides that beginning with the first month of the quarter in which the amount payable to Kevin Cassidy is fully paid, he will be paid additional cash and stock-based compensation amounting to 5% and 2%, respectively, of our gross revenues. Furthermore, we will issue options to Kevin Cassidy equal to 20% of the number of shares of common stock issuable under warrants which become exercisable pursuant to any Order Flow Agreements (Order Flow Agreements are the agreements under which we issue warrants to a firm based on the volume of orders the firm placed with us). Finally, we will issue to Kevin Cassidy 5,000 options each time a firm registers with and executes its first 10,000 lots on our OPEX platform. The total number of such options will be limited to 2,500,000.

In the event we are acquired by another company, we would have to pay to Kevin Cassidy up to approximately $650,000, which could reduce the amount our shareholders would have otherwise received as part of this potential acquisition.

We may face difficulties in transitioning our customers from voice brokerage to electronic trading or a combination of both.

By launching OPEX, we intend to retain existing customers and attract new customers to our services. Our experience in marketing and supporting electronic trading services is limited. We may need to supplement our existing staff with marketing and support personnel with more extensive experience in these areas, which would increase our operating expenses and cost of revenues. Additionally, management will need to expend significant time and resources to ensure a smooth transition from voice brokerage to electronic trading or a combination of both, which could distract management from maintaining or expanding our operations.

Existing customers may resist the transition to electronic trading. New and existing customers may be unsatisfied with the support we provide for electronic trading and may prefer continuing with voice brokerage or discontinue our relationship based on actual or perceived problems they experienced in using our services. The loss of new or existing customers could decrease the market acceptance of our products, harm our reputation and reduce our revenues from existing customers. This could have a negative effect on our business, operations, and financial condition.

We may face increased credit risks when expanding our customer base and from volatile fluctuations in prices of natural gas and related derivatives.

One of our customers accounted for 16% of our revenues during the nine-month ended September 30, 2005. In attempting to diversify and expand our customer base, some of our new customers, such as hedge funds and individual traders, may have higher credit risks than certain of our existing clients, which are financial institutions. The financial positions of these new clients may impact our ability to collect our fees generated from the transactions we submit on their behalf. Additionally, volatile fluctuations in prices of natural gas and related derivatives may adversely impact the financial position of certain of our clients which may not have the resources to pay us for past services or may reduce the volume of transactions we would handle on their behalf in the future. This could have a negative effect on our business, operations, and financial condition.

We cannot be certain that we will be able to protect our proprietary information and intellectual property, which we rely on to maintain our competitive position.

We rely on our proprietary information and intellectual property to maintain our competitive position. We may not be able to protect a significant portion of our proprietary information, such as our client lists, since we do not have confidentiality agreements with some of our employees. Accordingly, we may not be able to effectively prevent disclosure of our proprietary information and we may not have an adequate remedy in the event of unauthorized disclosure of such information. We cannot assure you that measures we take to protect our proprietary information and intellectual property will be successful or that third parties will not develop alternative solutions that do not infringe upon our intellectual property.

We also have patent applications pending, which are intended to protect certain of our proprietary technology relating to our planned OPEX business. We have been cautious in seeking to obtain patent protection for our products, since patents often provide only narrow protection that may not prevent competitors from developing products that function in a manner similar to those covered by our patents. In addition, some of the foreign countries in which we plan to sell our OPEX system do not provide the same level of protection to intellectual property as the laws of the United States.

Potential liability for infringement claims might deter customers from using our OPEX system.

We could be subject to intellectual property infringement claims by others. Potential customers may be deterred from using our OPEX system for fear of infringement claims. If, as a result, potential customers forego using our OPEX system, demand for our services and applications could be reduced which would harm our business. Claims against us, and any resultant litigation, should it occur in regard to any of our services and applications, could subject us to significant liability for damages including treble damages for willful infringement. In addition, even if we prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims. Claims that we are infringing the intellectual property rights of third parties could have a negative effect on our business, revenues, financial condition and results of operations.

We may rely on strategic relationships to promote our OPEX system and for access to licensed technology; if we fail to develop, maintain or enhance these relationships, our ability to serve our customers and develop new features and functionalities could be harmed.

Due to the evolving nature of our industry, we may need to develop relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. For example, it may be important to our clients that OPEX integrates seamlessly with the technology used by exchanges. We do not currently have a technology-sharing relationship with the exchanges to ensure such seamless meshing of our respective technologies as they now exist or as they may be enhanced in the future. We cannot be certain that we will be successful in developing new relationships, technological or otherwise, or that such relationships will view them as significant to their own business or that they will continue their commitment to us in the future. If we are unable to maintain or enhance these relationships, we may have difficulty strengthening our technology development and increasing the adoption of our OPEX system.

If we fail to enhance our OPEX system by introducing new features and functionalities in a timely manner to meet changing customer requirements and emerging industry trends or standards, our ability to grow our business will suffer.

The market for electronic trading systems is characterized by rapidly changing technologies and short product life cycles. These market characteristics are heightened by the emerging nature of the Internet and the continuing trend of companies from many industries to offer Internet-based applications and services. The widespread adoption of the Internet, networking, electronic option trading, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

o identify and respond to emerging technological trends in the market;

o enhance our products by adding innovative features that differentiate services and applications from those of our competitors;

o acquire and license leading technologies;

o bring new services and applications to market and scale our business on a timely basis at competitive prices; and

o respond effectively to new technological changes or new product announcements by others.

We will not be competitive unless we introduce new features and functionalities to our OPEX system that meet evolving industry standards and customer needs. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and products, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced services and applications can be ascertained. Revenue from future services and applications or enhancements to services and applications may not be sufficient to recover the associated development costs.

The technology underlying our OPEX system is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our services and applications.

The technologies underlying financial services and applications are complex and include software that is internally developed. Software products using these technologies may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our services and applications are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Because our customers depend on us for digital media management, any interruptions could:

o damage our reputation;

o cause our customers to initiate product liability suits against us;

o increase our product development resources;

o cause us to lose revenues; and

o delay market acceptance of our products.

A significant portion of our revenues is from incentives from two U.S. exchanges. We may not receive those incentives in the future.

We receive incentives from ICE and NYMEX which accounted collectively for 13% of our revenues for the nine-month period ended September 30, 2005. The incentives are earned based on a percentage of the total revenues received by the exchange attributable to our volume of transactions submitted to the respective exchanges. The incentives are earned based on a written agreement with ICE expiring by June 2006 or earlier if our separate brokerage agreement with ICE is terminated. The incentives earned from NYMEX are based on a program offered to all brokers, traders, and energy traders initially launched in 2003. NYMEX has amended the terms of its incentive program by decreasing the incentive rate by 50%. NYMEX may amend the terms of the incentives or cancel this program at any time. ICE also may request that we amend the terms of our agreement. We may agree to some or all of any requested changes. Accordingly, we cannot guarantee that we will continue to receive the level of such incentives in the future, if at all. If we do not receive these incentives, our revenues will decrease.

We depend on our relationship with Capital Energy Services to maintain our floor brokerage operations.

Our income from floor brokerage operations amounted to approximately $1.4 million during the nine-month period ended September 30, 2005. We depend on our relationship with CES to maintain or increase the profitability of such operations. Edward J. O'Connor, our former Chief Executive Officer and a director, is a 50% shareholder of CES. Kevin P. Cassidy, our new Chief Executive Officer and a director since October 2005, is the Managing Director of CES. To maintain these floor brokerage operations, CES may need to provide certain financial guarantees to NYMEX or other exchanges. CES may not have the resources to provide such financial guarantees and we may not be able to assist CES financially. Additionally, CES may be prevented from trading based on certain government regulations. If CES loses its ability to trade on NYMEX or other exchanges, we cannot maintain our floor brokerage operations. If we are unable to maintain our floor brokerage operations, our revenues will decrease and it would adversely impact our financial condition.

We rely heavily on the services of our technical staff and consultants.

We rely heavily on the services of our technical staff and on the services of consultants. Our technical employees are not presently employed on a full time basis. The loss of the services of technical employees and consultants would have a negative material effect on us.

We face intense and increasing competition in the electronic energy options market. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed.

As the emerging market for electronic energy options develops, more competitors are likely to emerge. We believe that the principal competitive factors in our market include:

o service functionality, quality and performance of the electronic trading system;

o ease of use, reliability and security of electronic trading system;

o establishing a significant base of customers and sales force;

o ability to introduce new features and functionalities to the market in a timely manner;

o customer service and support; and

o pricing.

The natural gas options market has many competitors involved in the brokering of natural gas options. Capital investment for entry into the market is low.
Accordingly, a number of small brokerage firms flourish along side of larger more established brokerage firms such as Cantor Fitzgerald, L.P., MAN Group PLC and ICAP PLC.

With the advent of OTC cleared options, several other OTC brokers have been able to capitalize on this opportunity by using the newly available clearing mechanisms to match previously unmatchable counterparties. With lesser credit concerns, it allows more liquidity in the energy options market.

There are several other well-financed companies who do or may compete with us. In the OTC natural gas market, our competitors include Amerex Natural Gas Ltd., Choice Energy LP, G.A. Options, MAN Financial, Inc. and Tullet Natsource, Inc. In the NYMEX natural gas market, our competitors include Clarion Trading, SCS Trading Corp., and ICAP PLC. When we implement our OPEX system, we anticipate that its potential competitors will include NYMEX, ICE, eSpeed and the Chicago Mercantile Exchange.

Substantially all of our competitors have more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop products and service offerings that we do not offer or that are more sophisticated or more cost effective than our own. For these and other reasons, our competitors' products and services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations. Our failure to adequately address any of the above factors could harm our business and operating results.

Dependence on outside clearinghouses for increased revenue.

We are dependent on outside clearinghouses such as NYMEX and, through a relationship with the ICE, the London Clearinghouse to provide us with OTC Clearing services. We can give no assurance that these companies will continue to offer this service to trades brokered by us and should those outside clearinghouses cease to offer this service, it would have a material negative effect on us and our prospects.

Reliance on natural gas options.

While our plan is to leverage success of energy options and expand into other markets while maintaining our status as an "exempt commercial market", the success of this plan is subject to market forces outside of our control. At present, more than 90% of our revenues is derived from trading in natural gas options. If there should be a significant slowdown in the natural gas options trading industry, due to weather conditions, governmental regulations or geopolitical conditions, including war and terrorism, it would have a significant negative impact on us.

The continued operations of our business are dependent on the performance and continued service of our executive officers and key employees, and our ability to attract and retain skilled personnel.

Our performance and future operating results are substantially dependent on the continued service and performance of Kevin Cassidy, our Chief Executive Officer, Edward J. Connor, former Chief Executive Officer, and Mark Nordlicht, our Chairman of the Board. To the extent that the services of those two persons become unavailable, our business and prospects would be adversely affected. Should we be required to do so, we do not know whether we would be able to employ equally qualified persons to replace any of these persons. Moreover, we do not currently maintain "key man" insurance on any of our executive officers or other key employees and do not intend to obtain this type of insurance in the near future. Additionally, we do not have written agreements with most of our staff and, other than traditional compensation packages and stock options we contemplate granting to our staff, we do not have other means to ensure the retention of their services. If we are successful in implementing and developing our business, we will require additional managerial, administrative and support personnel. Competition for highly qualified personnel is intense, and we can make no assurances that we can retain our key employees or that we will be able to attract or retain qualified personnel in the future. To the extent we have fewer financial resources available to us than our competitors we may not be able to attract and retain a sufficient number of qualified personnel. The loss of the services of any of our management or other key employees and our inability to attract and retain other necessary personnel could have a material adverse effect on our financial condition, operating results, and cash flows.

Certain employees' and consultants' efforts currently account for a significant amount of our revenues. Should the services of these individuals, including Kevin Cassidy, no longer be available to us, and suitable replacements not be hired or retained, we would experience adverse effects of varying degrees.

We could become subject to increased governmental and organizational regulation.

We intend for our OPEX platform, when implemented, to qualify as an "exempt commercial market" under the rules of the Commodities Futures Trading Commission ("CFTC"). Although an ECM may be required to provide certain trade volume and pricing information to the CFTC, an ECM is not required to register with the CFTC. However, if we were to no longer qualify for the exemption from registration, either because of changes in law or the scope of our business, our businesses would become subject to extensive regulation at both the federal and state levels. In addition, self-regulatory organizations, such as NYMEX and the National Futures Association, require compliance with their extensive rules and regulations. Among other things, these regulatory authorities impose restrictions on sales methods, trading practices, use and safekeeping of customer funds and securities, record keeping and the conduct of principals and employees. The extensive regulatory framework applicable to the commodities brokerage industry, the purpose of which is to protect customers and the integrity of the commodities markets, would impose significant compliance burdens and attendant costs on us. The regulatory bodies that administer these rules do not attempt to protect the interests of our stockholders as such, but rather the public and markets generally. Failure to comply with any of the laws, rules or regulations of any independent, state or federal regulatory authority to which we become subject could result in a fine, injunction, suspension or expulsion from the industry, which could materially and adversely impact us.
Furthermore, amendments to existing state or federal statutes, rules and regulations or the adoption of new statutes, rules and regulations could require us to alter our methods of operation at costs which could be substantial.

Our cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

We  have  a  significant   amount  of  debt.  At  September  30,  2005,  we  had
approximately $2.3 million of debt, a substantial portion of which is due to our Chairman, Mark Nordlicht.

Our substantial debt could have important consequences to you. For example, it could:

o make it difficult for us to satisfy our debt obligations;

o make us more vulnerable to general adverse economic and industry conditions;

o limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

o require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

o place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. In the event that we are required to dispose of material assets or operations to meet our debt service and other obligations, the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, any such sale may not, among other things, be for a sufficient dollar amount.

The Penny Stock Rules apply to our common stock. This may make it more difficult for holders of our common stock to resell their shares.

At the present time, our common stock is not listed for trading on any stock exchange.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires special disclosure relating to the market for penny stocks in connection with trades in any stock defined as a "penny stock." Commission regulations generally define a penny stock to be an equity security that has a market price of less that $5.00 per share and is not listed on Nasdaq or a major stock exchange. These regulations subject all broker-dealer transactions involving such securities to the special "Penny Stock Rules" set forth in Rule 15g-9 of the Securities Exchange Act of 1934. It may be necessary for the Selling Stockholders to utilize the services of broker-dealers who are members of the NASD. The current market price of our common stock is substantially less that $5 per share and such stock can, for the foreseeable future, be expected to continue to trade in the over-the-counter market at a per share market price of substantially less than $5. Accordingly, any broker-dealer sales of our shares will be subject to the Penny Stock Rules. These Rules affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our common stock to sell their shares in the secondary market.

The Penny Stock Rules also impose special sales practice requirements on broker-dealers who sell securities to persons other than their established customers or "accredited investors." Among other things, the Penny Stock Rules require that a broker-dealer make a special suitability determination respecting the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. In addition, the Penny Stock Rules require that a broker-dealer deliver, prior to any transaction, a disclosure schedule prepared in accordance with the requirements of the Commission relating to the penny stock market. Finally, monthly statements have to be sent to any holder of such penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Accordingly, for so long as the Penny Stock Rules are applicable to our common stock, it may be difficult to trade such stock because compliance with such Rules can delay or preclude certain trading transactions. This could have an adverse effect on the liquidity and price of our common stock.

Management substantially controls us and their interests may be different from yours and may be in conflict with yours.

The interests of our management could conflict with the interests of our stockholders. Our officers and directors beneficially own approximately 46% of our outstanding common stock. Accordingly, if they act together with a relatively small number of stockholders owning more than 4% of the outstanding common stock, they will have the power to approve corporate transactions and control the election of all of our directors and other issues for which the approval of our stockholders is required. This concentration of ownership may also delay, deter or prevent a change in control of us and may make some transactions more difficult or impossible to complete without the support of these stockholders. As a result, you may have no effective voice in our management .

Our majority stockholders will be able to take stockholder actions without giving prior notice to any of you. You may, therefore, be unable to take preemptive measures that you believe are necessary to protect your investment in the company.

The majority stockholders are able to take stockholder actions in conformance with Section 228 of the Delaware General Corporation Law and our Certificate of Incorporation, which permits them to take any action which is required to, or may, be taken at an annual or special meeting of the stockholders, without prior notice and without a vote of our stockholders. Instead of a vote, stockholder actions can be authorized by the written consents to such actions, signed by the holders of the number of shares which would have been required to be voted in favor of such action at a duly called stockholders meeting. We would not be required to give prior notice to all stockholders of actions taken pursuant to the written consents of the majority stockholders and our obligations are limited to giving notice of such actions promptly after any action has been taken.